July 22, 2019

James A. Fleming
Chief Financial Officer
COLUMBIA PROPERTY TRUST, INC.
1170 Peachtree Street NE, Suite 600
Atlanta, GA 30309

       Re: COLUMBIA PROPERTY TRUST, INC.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-36113

Dear Mr. Fleming:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Consolidated Statements of Operations, page F-4

1. Please tell us how your presentation of the line item for gains on sales of real estate assets complies with ASC 360-10-45-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Accountant at 202-551-3432 or Jennifer Monick,
Assistant Chief Accountant at 202-551-3295 if you have questions.



                                                             Sincerely,
 James A. Fleming
COLUMBIA PROPERTY TRUST, INC.
July 22, 2019
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FirstName LastNameJames A. Fleming
                                           Division of Corporation Finance
Comapany NameCOLUMBIA PROPERTY TRUST, INC.
                                           Office of Real Estate and
July 22, 2019 Page 2                       Commodities
FirstName LastName